Room 4561

August 18, 2006

Mr. N. Robert Hammer
Chairman of the Board, President and Chief Executive Officer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey 07757

Re: **CommVault Systems, Inc.**
Amendment No. 3 to Registration Statement on Form S-1 filed August 7, 2006
File No. 333-132550

Dear Mr. Hammer:

We have reviewed your amended filing and response letter dated August 7, 2006 and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

1.   We note your response to comment 3 of our letter dated July 19, 2006. Where appropriate, please provide specific disclosure regarding Mr. Hammer's nonresident status at the location of your offices and include the assessment set forth in your response as to the impact of such a situation on his ability to manage CommVault. Please quantify the amount of time that Mr. Hammer has physically spent in your offices and discuss the basis for reimbursing Mr. Hammer on his commuting and housing expenses.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kari Jin at (202) 551-3481 or Kathy Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any other questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
Philip J. Niehoff, Esq.
John R. Sagan, Esq.
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 782-0600
Facsimile: (312) 701-7711